The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-176919

Subject to Completion. Dated December 6, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 19, 2011)

First Niagara Financial Group, Inc.

Shares of Common Stock

We are offering              shares of our common stock.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FNFG.” On December 2, 2011, the last reported sale price of our common stock on NASDAQ was $8.89 per share.

The shares of our common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before offering expenses, to us	$	$

We have granted the underwriters an option to purchase from us up to an additional              shares of common stock within 30 days after the date of this prospectus supplement at the public offering price less the underwriting discount and commissions. If the underwriters exercise the option in full, the underwriting discount and commissions will be $            , and proceeds, before offering expenses, to us will be $            .

The underwriters expect to deliver the common stock in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about                     , 2011.

Joint Book-Running Managers

Goldman, Sachs & Co.

Global Coordinator

Sandler O’Neill + Partners, L.P.	BofA Merrill Lynch	Keefe, Bruyette & Woods

Prospectus Supplement dated                     , 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any shares of our common stock and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc., and all references to the “Company” mean First Niagara and its consolidated subsidiaries, taken together.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at “http://www.sec.gov” and on our website at “https://www.fnfg.com”.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011) and September 30, 2011;

•

Current Reports on Form 8-K filed on the following dates: March 16, 2010, January 31, 2011, March 11, 2011, March 24, 2011, April 6, 2011, April 15, 2011 (as amended July 1, 2011), April 19, 2011, April 27, 2011 (as amended May 27, 2011), August 1, 2011, August 8, 2011, September 19, 2011 and October 3, 2011.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Investor Relations Department

(716) 625-8673

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

S-iii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by our use of such words as “estimate”, “project”, “believe”, “intend”, “anticipate”, “plan”, “seek”, “expect”, and other similar expressions. These forward-looking statements include: statements of our goals, intentions, and expectations; statements regarding our business plans, prospects, growth, and operating strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	General economic conditions, either nationally or in our market areas, that are worse than expected;

•	Significantly increased competition among depository and other financial institutions;

•	Inflation and changes in the interest rate environment that reduce our margins or fair value of financial instruments;

•	Changes in laws or government regulations affecting financial institutions, including changes in regulatory fees and capital requirements;

•	Our ability to enter new markets successfully and capitalize on growth opportunities;

•

Our ability to receive regulatory approval for the acquisition described under the caption “Recent Developments—The Acquisition of the HSBC Branches” and our ability to effect, on terms favorable to us, the required divestitures in connection with such acquisition;

•

Our ability to successfully integrate acquired entities, including in connection with the consummation of the acquisitions described under the captions “Recent Developments—The Acquisition of the HSBC Branches” and “—The Acquisition of NewAlliance Bancshares, Inc.”;

•	Our ability to find third-party purchasers for the divestitures of additional branches that are outside our strategic focus on satisfactory terms and conditions, if at all, prior to July 29, 2012;

•	Changes in the credit quality of our borrowers and obligors on investment securities that we own;

•	Changes in consumer spending, borrowing and savings habits;

•	Changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, taxing authorities and the Financial Accounting Standards Board; and

•	Changes in our organization, compensation and benefit plans.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus supplement.

S-iv

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation, provides a wide range of retail and commercial banking as well as other financial services through our wholly-owned national bank subsidiary, First Niagara Bank, N.A. (“First Niagara Bank”). We are positioned as a leading community-oriented bank in Upstate New York, Pennsylvania, Connecticut and Western Massachusetts, providing our retail consumer and business customers with banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, wealth management products, as well as retail and commercial deposit products. Additionally, we offer insurance services through a wholly-owned subsidiary of First Niagara Bank. At September 30, 2011, we had $31.2 billion of assets and $4.0 billion of stockholders’ equity and employed approximately 5,000 people.

We completed three acquisitions during the last several years that have contributed substantially to our growth. At December 31, 2008, our total consolidated assets were $9.3 billion, as compared to $31.2 billion at September 30, 2011. The acquisitions expanded our historical geographic footprint of Upstate New York to include Pennsylvania, Connecticut and Western Massachusetts but did not change the middle market and consumer focus of our banking operations. Specifically:

•

On September 4, 2009, First Niagara Bank acquired certain assets and assumed certain liabilities related to 57 branches of National City Bank in the Pittsburgh, Erie and Warren, Pennsylvania banking markets. That transaction added approximately $4.0 billion to our total consolidated assets as of the date of consummation.

•

On April 9, 2010, we acquired by merger Harleysville National Corporation (“Harleysville”) and its wholly-owned subsidiary, Harleysville National Bank, which was subsequently merged with First Niagara Bank. Harleysville National Bank operated 83 branch locations in the metropolitan Philadelphia and Lehigh Valley, Pennsylvania market areas. That transaction added approximately $5.3 billion to our total consolidated assets as of the date of consummation.

•

On April 15, 2011, we acquired by merger NewAlliance Bancshares, Inc. (“NewAlliance”) and its wholly-owned subsidiary, NewAlliance Bank, which was subsequently merged with First Niagara Bank. NewAlliance Bank operated 88 branches across eight counties from Greenwich, Connecticut to Springfield, Massachusetts. That transaction added approximately $9.0 billion to our total consolidated assets as of the date of consummation.

Each of those transactions is described in our reports filed with the SEC under the Exchange Act. See “Where You Can Find More Information.”

We were organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to form a mutual holding company. In November 2002, we converted First Niagara Bank to a federally-chartered savings association that, together with its mutual holding company, was subject to Office of Thrift Supervision supervision and regulation. In January 2003, we converted the mutual holding company to stock form, with our shares of common stock being sold to depositors and other investors. We have deployed the proceeds from this stock offering through multiple whole-bank and nonbank financial services company acquisitions, as well as the opening of a number of de novo branches in target markets across Upstate New York. This strategy, coupled with our organic growth initiatives, included an emphasis on expanding our commercial operations and financial services businesses.

In April 2010, we became a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and First Niagara Bank converted from a federal savings association to a national banking association organized under the National Bank Act. As a national bank, First Niagara Bank is subject to supervision and regulation by the Office of the Comptroller of the Currency (the “OCC”), as well as the FDIC.

Our principal executive offices are located at 726 Exchange Street, Suite 618, Buffalo, New York, 14210, and our telephone number is (716) 819-5500.

First Niagara Bank

First Niagara Bank was organized in 1870 and is a community-oriented bank providing financial services to individuals, families and businesses through our branch network located across Upstate New York, Pennsylvania, Connecticut and Western Massachusetts. As of September 30, 2011, First Niagara Bank and its subsidiaries on a consolidated basis had $31.1 billion of assets, $16.3 billion of loans, $19.6 billion of deposits and $4.0 billion of stockholder’s equity and operated through 332 branches and several financial services subsidiaries.

First Niagara Bank’s subsidiaries provide a range of financial services to individuals and companies in our market areas. First Niagara Risk Management, Inc. (“FNRM”), our full service insurance agency, sells insurance products, including business and personal insurance, surety bonds, life, disability and long-term care coverage, and other risk management advisory services. FNRM also provides risk management advisory services as to alternative risk and self-insurance, claims investigation and adjusting services, and third-party administration of self-insured workers’ compensation plans. First Niagara Funding, Inc., our real estate investment trust, primarily holds certain of our commercial real estate and business loans. As a result of the merger with NewAlliance, First Niagara Bank’s subsidiaries now also include: First Niagara Bank Community Development Corporation, a community development corporation which provides flexible capital for community development and neighborhood revitalization, and First Niagara Servicing Company, which primarily services real estate loans.

Recent Developments

The Acquisition of the HSBC Branches

On July 30, 2011, First Niagara Bank entered into the Purchase and Assumption Agreement (the “HSBC Purchase Agreement”) with HSBC Bank USA, National Association (“HSBC”), HSBC Securities (USA) Inc. (“HSBC Securities”) and HSBC Technology & Services (USA) Inc. (“HSBC Technology & Services”) pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities related to 195 HSBC branches (the “HSBC Branches”) in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as branches in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut (the “HSBC Acquisition”). Pursuant to the terms of the HSBC Purchase Agreement, First Niagara Bank will assume approximately $14.8 billion of deposits and acquire approximately $2.5 billion of small business, residential mortgage and consumer loans related to the HSBC Branches (based on August 31, 2011 data). As described further under “Recent Developments—The Acquisition of the HSBC Branches”, we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We also expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposits and approximately $2.0 billion in loans from the HSBC Acquisition. We expect to use cash received as part of the HSBC Acquisition to pay down approximately $5.3 billion in wholesale borrowings and purchase investment securities and fund loan growth.

The Acquisition of NewAlliance Bancshares, Inc.

On April 15, 2011, we completed the acquisition of NewAlliance and its wholly-owned subsidiary, NewAlliance Bank (the “NewAlliance Acquisition”). The cash and stock transaction was valued at approximately $1.5 billion based on First Niagara’s closing stock price of $14.00 as of April 15, 2011. As a result, we acquired 88 bank branches in eight counties in Connecticut and Massachusetts. At March 31, 2011, NewAlliance had approximately $9.0 billion of assets, $5.3 billion in deposits and $1.5 billion of stockholders’ equity. Unless otherwise noted, financial information of the Company and First Niagara Bank as of or for the nine months ended September 30, 2011 included in this prospectus supplement reflect the completion of the NewAlliance Acquisition and the results of NewAlliance’s operations after April 15, 2011, the date of the completion of the NewAlliance Acquisition.

NewAlliance’s unaudited financial statements as of and for the quarters ended March 31, 2011 and March 31, 2010, and its audited annual financial statements as of December 31, 2010 and December 31, 2009 and for the periods ended December 31, 2010, 2009 and 2008, are incorporated by reference in this prospectus supplement. The unaudited pro forma combined condensed consolidated statement of financial condition reflecting the NewAlliance Acquisition, as well as the Harleysville acquisition, as of March 31, 2011 and the unaudited pro forma combined condensed consolidated statements of operations reflecting the NewAlliance Acquisition for the year ended December 31, 2010 and the three months ended March 31, 2011 are also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Perpetual Non-Cumulative Preferred Stock and Subordinated Notes Offerings

Subject to market conditions, we expect to commence one or more separate registered public offerings of $350 million aggregate liquidation preference of perpetual non-cumulative preferred stock and $300 million aggregate principal amount of subordinated notes in the near future. The shares of our perpetual non-cumulative preferred stock and our subordinated notes will be offered pursuant to separate prospectus supplements. The closing of this offering of common stock is not conditioned upon the closing of our offerings of perpetual non-cumulative preferred stock or subordinated notes.

Change in Common Stock Dividend Policy

On December 6, 2011, First Niagara announced that its Board of Directors intends to reduce the quarterly cash dividend on its common stock to $0.08 per share commencing with the first quarter of 2012, compared to the $0.16 per share that has been paid in recent quarters. As a result of these actions, we believe First Niagara will have in excess of eight quarters of cash liquidity without reliance on First Niagara Bank’s dividends. The lower dividend payout will preserve approximately $110 million of First Niagara’s capital during 2012, accelerating the build of its capital ratios following the consummation of the HSBC Acquisition. The lower dividend payment could adversely affect the market price of our common stock.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-7 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of the Offering

The following summary contains basic information about the common stock offered hereby and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, you should read the section of this prospectus supplement entitled “Description of the Capital Stock” beginning on page S-28.

Shares of common stock offered hereby	shares (or shares if the underwriters exercise their option to purchase an additional shares of common stock in full).

Shares of common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase an additional shares of common stock in full). (1)(2)

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase an additional shares in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to consummate the HSBC Acquisition and for general corporate purposes.

Listing	NASDAQ Global Select Market, symbol “FNFG”.

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 294,897,345 shares of common stock outstanding as of December 2, 2011.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes (a) shares issuable pursuant to the underwriters’ option to purchase an additional shares of common stock and (b) 12.9 million shares of common stock issuable under our stock compensation plans as of September 30, 2011.

Summary Selected Consolidated Historical Financial Information

The following selected consolidated condensed financial information for the Company:

•

as of September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010, is derived from our unaudited interim consolidated financial statements and related notes incorporated by reference herein;

•

as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, is derived from our audited consolidated financial statements and related notes incorporated by reference herein; and

•

as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006, is derived from our audited consolidated financial statements and related notes, none of which are incorporated by reference herein.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2011 are not necessarily indicative of a full year’s operations. This information should be read in conjunction with our consolidated financial statements and the related notes thereto and other detailed information in our Annual Report on Form 10-K for the year ended December 31, 2010.

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited)
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$31,209,507	$20,871,540	$21,083,853	$14,584,833	$9,331,372	$8,096,228	$7,945,526
Loans, net	16,252,617	9,978,952	10,388,060	7,208,883	6,384,284	5,651,427	5,590,421
Investment Securities:
Available for sale	8,349,237	7,341,505	7,289,455	4,421,678	1,573,101	1,217,164	1,060,422
Held to maturity	2,830,744	1,125,184	1,025,724	1,093,552	—	—	—
Deposits	19,624,177	13,395,183	13,148,844	9,729,524	5,943,613	5,548,984	5,709,736
Borrowings	7,085,343	4,343,120	4,893,474	2,302,280	1,540,227	1,094,981	747,554
Stockholders equity	4,000,675	2,806,561	2,765,070	2,373,661	1,727,263	1,353,179	1,387,197
Common shares outstanding	294,898	209,059	209,112	188,215	118,562	104,770	110,719
Preferred shares outstanding	—	—	—	—	184	—	—

Selected operations data:
Interest income	$773,401	$540,268	$745,588	$490,758	$441,138	$422,772	$415,830
Interest expense	134,667	110,062	147,834	126,358	172,561	198,594	169,349

Net interest income	638,734	430,206	597,754	364,400	268,577	224,178	246,481
Provision for credit losses	44,707	35,131	48,631	43,650	22,500	8,500	6,456

Net interest income after provision for credit losses	594,027	395,075	549,123	320,750	246,077	215,678	240,025
Noninterest income	181,624	132,503	186,615	125,975	115,735	131,811	111,218
Noninterest expense	604,162	383,994	523,328	326,672	228,410	222,466	211,851

Income before income taxes	171,489	143,584	212,410	120,053	133,402	125,023	139,392
Income taxes	56,040	49,086	72,057	40,676	44,964	40,938	47,533

Net income	115,449	94,498	140,353	79,377	88,438	84,085	91,859
Preferred stock dividend and accretion	—	—	—	12,046	1,184	—	—

Net income available to common stockholders	$115,449	$94,498	$140,353	$67,331	$87,254	$84,085	$91,859

Stock and related per share data:
Earnings per common share:
Basic	$0.44	$0.48	$0.70	$0.46	$0.81	$0.82	$0.86
Diluted	0.44	0.47	0.70	0.46	0.81	0.81	0.85
Cash dividends	0.48	0.42	0.57	0.56	0.56	0.54	0.46
Book value	13.72	13.63	13.42	12.84	15.02	13.41	12.99

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on NASDAQ constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

•	our past and future dividend practice;

•	our financial condition, performance, creditworthiness and prospects;

•	variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•

changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.

The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings diluting their ownership interests in us and reducing the market price of our common stock.

You may not receive dividends on the common stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding, including the perpetual non-cumulative preferred stock we expect to issue in the near future, or depositary shares representing such preferred stock then outstanding. On December 6, 2011, First Niagara announced that it expects to reduce its quarterly common stock dividend to $0.08 per share. Although we have historically declared cash dividends on our common stock, we are not required to do so and may further reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

In addition, the Federal Reserve is authorized to determine under certain circumstances relating to our financial condition that the payment of dividends by First Niagara would be an unsafe or unsound practice and to prohibit payment of such dividend. If the Federal Reserve made such a determination, we will not be able to pay any dividends on our common stock.

Our results of operations and our ability to fund dividend payments on our common stock and all payments on our other obligations depend upon the results of operations of our subsidiaries.

We are a holding company that conducts substantially all of our operations through First Niagara Bank and its subsidiaries. As a result, our ability to make dividend payments on our common stock will depend primarily upon the receipt of dividends and other distributions from First Niagara Bank. Like all national banks, First Niagara Bank would be required to obtain the prior approval of the OCC to declare and pay a dividend to First Niagara if the total of all dividends declared by it in any calendar year would exceed the sum of its net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits First Niagara Bank, like all national banks, from paying dividends that would be greater than the bank’s undivided profits after deducting statutory bad debt in excess of the bank’s allowance for loan losses. Under the foregoing dividend restrictions, and while maintaining its “well-capitalized” status, as of September 30, 2011, First Niagara Bank could pay aggregate dividends of approximately $250 million to First Niagara without obtaining affirmative governmental approvals. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

In addition, our right to participate in any distribution of assets of our subsidiary upon its liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of depositors and other creditors of our subsidiary, except to the extent that any of our claims as a creditor of our subsidiary may be recognized. As a result, our common stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiary. As of September 30, 2011, First Niagara Bank’s total deposits and borrowings were approximately $19.6 billion and $6.7 billion, respectively.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock. Offerings of common equity may also adversely affect the market price of our common stock.

Subject to market conditions, we expect to commence a registered public offering of preferred stock and debt securities after the date of this prospectus supplement. In addition, we may attempt to increase our capital resources or, if our or First Niagara Bank’s regulatory capital ratios fall below the required minimums, we or

First Niagara Bank could be forced to raise additional capital by making additional offerings of debt or equity securities, including trust preferred securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms; we currently plan to issue such a class of stock in the near future as described under “Recent Developments—Perpetual Non-Cumulative Preferred Stock and Subordinated Notes Offerings”. If we issue, as we expect to do, preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Delaware law and provisions of our restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our restated certificate of incorporation authorizes our Board of Directors to issue additional series of preferred stock as described under “Description of the Capital Stock” and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

Risks Relating to the HSBC Acquisition

The success of the HSBC Acquisition will depend on a number of uncertain factors.

Consummation of the HSBC Acquisition is subject to receipt of required regulatory approvals, including the approval of the OCC, antitrust approvals (or expirations of waiting periods), and the satisfaction of other closing conditions. The success of the HSBC Acquisition will depend on a number of factors, including, without limitation:

•

the necessary regulatory approvals to consummate the HSBC Acquisition not containing terms, conditions or restrictions that will be detrimental to, or have a material adverse effect on, First Niagara Bank;

•	our ability to access necessary capital on a timely basis;

•	our ability successfully to integrate the HSBC Branches into the current operations of First Niagara Bank;

•	our ability to limit the outflow of deposits held by our new customers in the HSBC Branches and to retain interest earning assets (i.e., loans) acquired in the HSBC Acquisition;

•	the credit quality of loans acquired as part of the HSBC Acquisition;

•	our ability to attract new deposits and to generate new interest earning assets;

•

our success in deploying the cash received in the HSBC Acquisition, on a timely basis, into assets, including investment securities, bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental noninterest expense from the HSBC Branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to find third-party purchasers for the divestitures of branches on satisfactory terms and conditions, if at all;

•	our ability to retain and attract appropriate personnel to staff the HSBC Branches;

•	our ability to earn acceptable levels of noninterest income, including fee income, from the HSBC Branches; and

•	our ability to retain the relationship managers and district sales executives we expect to hire in connection with the HSBC Acquisition.

No assurance can be given that First Niagara Bank will be able to integrate the HSBC Branches successfully, that the HSBC Acquisition will not expose us to unknown material liabilities, that the operation of the HSBC Branches will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas, or that we will be able to manage growth resulting from the HSBC Acquisition effectively. The difficulties or costs we may encounter in the integration could materially and adversely affect our earnings and financial condition.

Impact of the macro-economic environment on the HSBC Acquisition.

The macroeconomic environment has changed significantly since the announcement of the HSBC Acquisition in ways that will currently preclude achieving certain original acquisition assumptions. Interest rates have fallen to historical lows, and capital markets, particularly in the banking sector, have been depressed and unusually volatile. We continue to intend to use the cash received in the HSBC Acquisition to pay down borrowings as well as purchase investment securities. When we announced the transaction on July 31, 2011, we anticipated investment yields for securities we would purchase to be approximately 4.25%; however, due to current market conditions, we currently expect these investment yields to be approximately 3.5%.

The pricing of divestitures and deposit and loan run-off rates could be substantially different than what we have projected in connection with our planning for the HSBC Acquisition and the integration of the HSBC Branches.

Pursuant to an agreement with the Department of Justice, we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We also expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposit liabilities and approximately $2.0 billion in loan assets from the HSBC Acquisition.

We have agreed to pay HSBC a deposit premium of 6.67% on the deposits of the HSBC Branches. We intend to divest branches—both voluntarily as a strategic matter and as part of any regulatory requirements—with deposits of approximately $4.0 billion and will assign our rights under the HSBC Purchase Agreement to third party buyers to acquire those branches. There is no assurance that we will be able to find appropriate purchasers for the branches to be divested, or to obtain other satisfactory terms and conditions with respect to such divestiture transactions. Given current market conditions, the deposit premium paid by third-party purchasers of branches to be divested is likely to be less than the 6.67% deposit premium we are paying HSBC. For voluntary, strategic divestitures, if we cannot find purchasers that can complete the divestiture transactions within a specified period of time, we have committed to acquire those branches from HSBC.

In addition, deposit run-off is expected to occur following the closing. While we believe we used a reasonable deposit run-off rate assumption for purposes of valuing the transaction, actual run-off could be higher. Moreover, it is not known whether we will be able to retain loan relationships acquired in the HSBC Acquisition over time.

We will need to convert customer loan and deposit data from HSBC’s data processing system to our data processing systems. Problems or errors in the customer account conversion process, and customer interface required to replace certain HSBC products and services with comparable products and services of First Niagara Bank, could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to cost effectively service particular HSBC loan or deposit products with special features. An unanticipated increase in the run-off rate could increase the effective cost to us of the HSBC Acquisition.

The credit quality of loans associated with the HSBC Acquisition may be poorer than expected, which would require us to increase our allowance for loan losses and negatively affect our earnings.

Pursuant to the HSBC Purchase Agreement, First Niagara Bank will acquire approximately $2.5 billion of small business, residential mortgage and consumer related loans related to the HSBC Branches (based on August 31, 2011 data). As part of our due diligence on the HSBC Branches, we reviewed a sample of these loans in various categories and have found them to be of acceptable credit quality. Our examination of these loans was made using the same criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. Although we believe the HSBC loans that we will acquire are of acceptable credit quality, and, subject to certain exceptions, we will not receive any loans that have a delinquency status of 60 days or more, no assurance can be given as to the future performance of these loans.

We may not be able to invest the funds acquired in the HSBC Acquisition in investment securities and loans at sufficient yields to ensure we earn a favorable net interest margin.

We anticipate that it may take several years to invest the acquired funds in loans such that the resulting loan-to-deposit ratio approximates First Niagara Bank’s loan-to-deposit ratio prior to the HSBC Acquisition. In the interim, First Niagara Bank expects to invest the acquired funds in a portfolio comprised primarily of investment grade securities (including corporate debt securities as well as mortgage-backed and asset-backed securities) and including some non-investment grade securities (not expected to exceed $500 million of the acquired funds as initially applied), as well as to fund loan growth. There can be no assurance that First Niagara Bank will be able to invest the acquired funds in investment securities and loans at sufficient yields at market rates or that First Niagara Bank will be able to earn a favorable net interest margin until loans can be made. When we announced the transaction on July 31, 2011, we anticipated investment yields for securities we would purchase to be approximately 4.25%; however, due to current market conditions, we currently expect these investment yields to be approximately 3.5%. Given fluctuations in market conditions, there can be no assurance that management’s current strategy for allocating the acquired funds will be the investment allocation ultimately pursued.

We face risks related to lending funds acquired in the HSBC Acquisition.

Our and First Niagara Bank’s strategic plan focuses on the continued development and growth of a diversified loan portfolio, with emphasis on commercial loans made to borrowers within First Niagara Bank’s market areas. Certain risks are inherent in the lending function, including a borrower’s inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans arises from changing economic conditions in particular geographic areas, businesses or industries that impair the operating performance of commercial borrowers. Risks associated with commercial real estate loans and general business loans also include changes in general economic conditions that affect underlying collateral values. Consumer loans also are subject to repayment risk and undercollateralization (in the case of secured consumer loans) caused by changing economic conditions.

RECENT DEVELOPMENTS

The Acquisition of the HSBC Branches

The following discussion of the HSBC Acquisition is qualified in its entirety by reference to, and should be read in conjunction with, the information included elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated herein and therein by reference.

Background of the HSBC Acquisition

On July 30, 2011, First Niagara Bank entered into the Purchase Agreement with HSBC, HSBC Securities and HSBC Technology & Services pursuant to which First Niagara Bank agreed to acquire certain assets and assume certain liabilities related to the 195 HSBC Branches, primarily in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as branches in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut. Pursuant to the terms of the HSBC Purchase Agreement, First Niagara will assume approximately $14.8 billion of deposits and acquire approximately $2.5 billion of small business, residential mortgage and consumer loans related to the HSBC Branches (based on August 31, 2011 data).

We have agreed with the Department of Justice that we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011 as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons. Subject to approval from the Department of Justice, we anticipate having binding agreements on these divestitures by December 31, 2011. We expect to retain, after estimated divestitures, approximately $10.8 billion in deposit liabilities and approximately $2.0 billion in loan assets from the HSBC Acquisition. In addition, we also expect First Niagara Bank to consolidate certain other HSBC Branches with and into existing First Niagara Bank branches as a result of market and service overlap. After giving effect to estimated divestitures and consolidations, we anticipate that First Niagara Bank will retain approximately 110 HSBC Branches.

We currently expect the HSBC Acquisition to be completed, subject to receipt of all required regulatory approvals and the satisfaction of other customary closing conditions, in the second quarter of 2012. See “—Regulatory Conditions and Capital.”

Terms and Conditions of the HSBC Acquisition

Under the terms of the HSBC Purchase Agreement, First Niagara Bank will assume the deposit liabilities booked at the HSBC Branches, including demand deposits, savings accounts, money market deposit accounts, mutual fund and reserve fund sweep accounts, negotiable order of withdrawal accounts, certificates of deposit, deposits acquired through telephone or the internet or other electronic media, certain employee benefit related accounts and certain deposits by government agencies, subject to certain exceptions.

First Niagara Bank will also acquire approximately $2.0 billion in loans after estimated divestitures, approximately 20%, or $400 million, of which are small business loans, and 80%, or $1.6 billion, of which are consumer loans (including residential mortgages, home equity loans and home equity lines of credit and consumer credit cards).

In addition, approximately 99% of the small business loans are based in the State of New York. Approximately 99% of the consumer loans are to consumers whose principal residences are in the State of New York. The $2.0 billion in loans, net of divestitures, that will be acquired by First Niagara Bank will include approximately $362 million of accounts and receivables related to certain consumer and small business credit cards issued by HSBC or its affiliates to customers whose account address is in a designated area of New York.

First Niagara Bank will not receive any loans that have a delinquency status of 60 days or more, subject to certain exceptions. The actual balance of the loan portfolio acquired at the closing of the HSBC Acquisition will be affected by (i) new loan originations, (ii) utilization of undrawn commitments on both the acquired loan portfolio and new originations, (iii) principal repayment or charge-offs on both the acquired loan portfolio and new loan originations and (iv) exclusion of any loan that becomes past due for 60 days or more, subject to certain exceptions. First Niagara Bank will also assume certain letters of credit issued by HSBC or its subsidiaries.

First Niagara Bank will also assume the duties, obligations and liabilities of HSBC under any property leases relating to, or incident to the real or personal property owned by, the HSBC Branches, any leases with tenants of the HSBC Branches and certain other obligations of the HSBC Branches, except for certain excluded contracts or other obligations. Eighty-eight of the HSBC Branches are located on real property owned by HSBC, while 106 are located on leased properties and one branch is at a location for which we will not assume such duties, obligations and liabilities of HSBC. All of the real property to be sold to and accepted by First Niagara Bank is on an “as-is-where-is” basis.

First Niagara Bank will acquire all cash on hand of the HSBC Branches, as well as the real and personal property owned by the branches and the rights of the branches under any acquired loans, leases, safe deposit agreements, relationship accounts, operating contracts or records, except for certain excluded contracts and arrangements related to the retained business of HSBC as well as HSBC intellectual property. First Niagara Bank will also acquire the accrued income receivables and prepaid charges and fees related to the business of the HSBC Branches which are acquired.

First Niagara Bank will also acquire certain wealth management relationships, and the assets under management of such relationships, of HSBC Securities, which cover a broad range of financial products including annuities, insurance, mutual funds, equity and fixed income products. The acquired relationships represent approximately $4.9 billion in assets under management as of August 31, 2011.

First Niagara Bank will not acquire assets or liabilities related to certain businesses of the HSBC Branches to be retained by HSBC, including the middle-market and large corporate banking business, the private banking business, the student loan business and the direct banking business (as well as the business of providing financial services to customers of such retained businesses).

The HSBC Purchase Agreement contemplates that First Niagara Bank will effectuate divestitures by assigning its rights under the HSBC Purchase Agreement to acquire certain groups of HSBC Branches and related deposits to multiple third-party purchasers. This will enable direct sales by HSBC of those groups of branches and deposits to the third-party purchasers. The HSBC Purchase Agreement does not make pricing or other agreements with HSBC conditional upon completion of these third-party purchases, but it seeks to avoid multiple branch conversions, achieve transaction efficiencies and avoid customer confusion. The mechanism also seeks to facilitate sequential closings on the sales and harmonization with appropriate transitional services to be provided by HSBC. If First Niagara Bank cannot find suitable third-party purchasers within one year following the execution of the HSBC Purchase Agreement, First Niagara Bank will be obligated to acquire the entirety of the HSBC Branches (subject to a special provision governing any of the HSBC Branches, or related deposits and assets, that First Niagara Bank has agreed to divest as a condition to its obtaining regulatory approvals). No assurance can be given that First Niagara Bank will be able to find suitable third-party purchasers prior to the one year anniversary of the execution of the HSBC Purchase Agreement. In the event First Niagara Bank cannot find purchasers within the applicable time period, we may be required to raise additional capital following any such acquisition of such branches and prior to any consummated divestiture.

The HSBC Purchase Agreement requires First Niagara Bank to offer employment to all employees (excluding certain employees to be retained by HSBC) of the HSBC Branches, including certain employees of HSBC Securities who provide financial advisory services to customers at the HSBC Branches, and to employ any employee who does not decline the offer. Any employee who accepts employment with First Niagara Bank will be entitled to receive a base salary or regular hourly wage that is substantially the same as that which was provided by HSBC, will be entitled to employee benefits no less favorable, in the aggregate, than those provided by HSBC, and have an annual incentive compensation opportunity that is provided to similarly situated employees of First Niagara Bank. First Niagara Bank will credit each employee for the employee’s period of service as recognized by HSBC with respect to First Niagara Bank’s employee benefit plans, practices and policies, except for grandfathering and/or benefit accruals under any defined benefit pension plan or post-retirement welfare benefit plan of First Niagara Bank or any recognition that would result in the duplication of benefits. Credit for prior service will not be provided with respect to First Niagara Bank’s employee stock ownership plan.

The HSBC Acquisition is contingent upon receipt by First Niagara Bank of all necessary regulatory approvals, including approval of the OCC as well as other customary closing conditions. See “—Regulatory Conditions and Capital.”

Reasons for the HSBC Acquisition

The following summarizes what we believe are the major objectives and anticipated benefits of the HSBC Acquisition:

•

The HSBC Acquisition represents a unique opportunity to acquire approximately 110 bank branches (after giving effect to estimated divestitures and consolidations). We believe that the HSBC Acquisition will result in earnings growth and strengthen our franchise. The HSBC Acquisition is expected to result in a strong liquidity position and to be accretive to earnings per share commencing in 2013. Moreover, we believe that due to the enhanced earnings growth resulting from the HSBC Acquisition, we will likely have a higher rate of annual capital generation than we would have if we did not complete the HSBC Acquisition. We believe this enhanced level of capital generation will offset the initial dilution of tangible book value per share caused by this offering.

•

The size of the HSBC Acquisition, in terms of loans to be acquired, deposit liabilities to be assumed, and the number of banking offices to be acquired, presents us with an attractive opportunity to enhance our position in the Albany, Buffalo, Rochester and Syracuse, New York banking markets as well as in the New York—New Jersey—Connecticut banking market located in both New York and Connecticut.

•

Our size relative to our competitors—smaller than large banks having a national reach, but significantly larger than the small local banks currently serving the target markets—will provide us with a strategic advantage in continuing to serve a segment of the market that desires both personalized attention and access to a broad array of financial products and services offered at competitive prices. We believe that the customers of the HSBC Branches will generally fit our traditional customer profile. Our expected retention of HSBC relationship managers will enable us to provide continuity of service to the customers of the HSBC Branches.

•

The total loan portfolio of $2.0 billion that we expect to acquire as part of the HSBC Acquisition, after estimated divestitures of $0.5 billion, presents limited risk. The portfolio to be acquired is performing with no loans that are 60 days or more past due, subject to certain exceptions. The portfolio is an in-market seasoned portfolio and will be marked to fair value at closing. Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for loan losses related to such loans will be limited, if any, in the foreseeable future.

•

The total deposits of approximately $10.8 billion that we expect to assume as part of the HSBC Acquisition, after estimated divestitures of $4 billion, have a favorable composition. Our loans-to-deposits ratio was approximately 83% as of September 30, 2011. Immediately following the HSBC Acquisition, we expect to have, after such estimated divestitures and on a pro forma basis, a loans-to-deposit ratio of approximately 63%. The $2.6 billion increase in cash and cash equivalents as a result of the HSBC Acquisition, after, among other things, estimated divestitures and after estimated pay down of wholesale borrowings, will enhance our liquidity and support increased loan growth in the future.

•

The HSBC Acquisition provides us with the opportunity to grow our share of the consumer banking, business banking and wealth management businesses in Upstate New York. We believe that the Buffalo, Rochester, Syracuse and Albany banking markets are attractive and have continued to outperform the nation with lower overall unemployment and positive house price appreciation, versus continued significant declines elsewhere in the U.S.

For a discussion of the potential risks inherent in the HSBC Acquisition, see “Risk Factors—Risks Relating to the HSBC Acquisition.”

Regulatory Conditions and Capital

The HSBC Acquisition is contingent upon obtaining necessary regulatory approvals. We have filed an application with the OCC and other relevant regulators to acquire the HSBC Branches. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on First Niagara Bank after the completion of the HSBC Acquisition. We have agreed with the Department of Justice that we will divest 26 branches in the Buffalo area with deposits that totaled approximately $1.6 billion and loans that totaled approximately $262 million as of August 31, 2011, as a result of a competition review by regulators in connection with the regulatory approval process for the HSBC Acquisition. We expect to divest certain additional branches in select locations that are outside of our strategic focus and in the Buffalo area, in both cases for strategic reasons.

As of September 30, 2011, we and First Niagara Bank maintained capital ratios that satisfied the “well capitalized” standards under applicable regulatory capital guidelines. Our and First Niagara Bank’s capital ratios as of the closing of the HSBC Acquisition will be affected by a number of factors, including the closing of this offering and the expected offerings of perpetual non-cumulative preferred stock and subordinated notes, the final balances of the loans acquired and deposits assumed in the HSBC Acquisition, fair value adjustments under purchase accounting rules, including adjustments due to interest rate changes, and our performance and the performance of First Niagara Bank between September 30, 2011 and the closing of the HSBC Acquisition.

While no assurance can be given, we expect that upon the completion of this offering, the expected offerings of perpetual non-cumulative preferred stock and subordinated notes and the HSBC Acquisition, after giving effect to the estimated divestitures and the estimated pay down of wholesale borrowings and purchase accounting adjustment and the recording of goodwill and intangibles, we and First Niagara Bank will remain “well-capitalized.” Set forth below are the capital ratios for First Niagara as of September 30, 2011, on an actual basis and a pro forma basis giving effect to the factors set forth in the preceding sentence. In addition, after taking into account internal capital generation (including giving effect to the reduction in our per share common dividend described elsewhere in this prospectus supplement) and the other considerations described below under “—Impact of the HSBC Acquisition on Operating Performance”, we anticipate that First Niagara’s capital ratios as of June 30, 2012, giving effect to the same factors, will be approximately as set forth below. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including the important factors listed under “Forward-Looking Statements.”

	As of September 30, 2011		As of June 30, 2012
	Actual	Pro Forma	Pro Forma
First Niagara Financial Group, Inc.
Tier 1 risk based capital ratio	11.9%	9.6%	9.8%
Total risk based capital ratio	12.6	11.6	11.8
Tier 1 common risk-based capital ratio*	11.3	7.5	7.7
Tier 1 leverage ratio	7.4	5.9	6.0
Tangible common equity to tangible assets*	7.4	5.0	5.2
Tangible common equity to risk weighted assets*	12.1	8.2	8.4

*	Tier 1 common capital, tangible common equity and tangible assets are Non-GAAP measures. Tier 1 common capital as of September 30, 2011 was computed by subtracting $450 million of qualifying restricted core capital elements from Tier 1 capital of $2.1 billion. Tangible common equity as of September 30, 2011 was computed by subtracting $1.8 billion of goodwill and other identifiable intangible assets from common stockholders’ equity of $4.0 billion. Tangible assets as of September 30, 2011 was computed by subtracting $1.8 billion of goodwill and other identifiable intangible assets from total assets of $31.2 billion. The pro forma ratios using these non-GAAP measures were calculated in the same manner.

Unaudited Pro Forma Financial Information Relating to the HSBC Acquisition

The following unaudited pro forma combined condensed consolidated statement of financial condition has been prepared using the acquisition method of accounting and has been derived from our historical unaudited consolidated statement of financial condition as of September 30, 2011, adjusted to give effect to the proposed acquisition of assets and assumption of liabilities in connection with the HSBC Acquisition and the estimated purchase accounting adjustments (including capitalized expenditures and integration expenses) resulting from the HSBC Acquisition and the estimated divestitures, the estimated pay down of wholesale borrowings and the estimated receipt of proceeds of this offering and the expected offerings of perpetual non-cumulative preferred stock and subordinated notes (collectively, the “Transactions”) as though the Transactions were completed on September 30, 2011. You should read the unaudited pro forma combined condensed consolidated statement of financial condition in conjunction with our historical unaudited consolidated statement of financial condition as of September 30, 2011 and the related notes.

The unaudited pro forma combined condensed consolidated statement of financial condition is presented for illustrative purposes only and not necessarily indicative of the financial position that would have been achieved were the Transactions completed on such date. The unaudited pro forma combined condensed consolidated statement of financial condition also does not purport to project our consolidated statement of financial condition for any future period.

The pro forma financial information includes estimated fair values of assets and liabilities of HSBC and represents our estimates based on available information. The pro forma adjustments included herein are subject to change in accordance with the terms of the HSBC Purchase Agreement and as additional information becomes available and additional analyses are performed. The allocation of the purchase price for the HSBC Acquisition will be determined after the analyses to determine the fair value of the HSBC Branches’ tangible and identifiable intangible assets and liabilities are completed subsequent to the completion of the HSBC Acquisition. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated statement of financial condition will affect the amount of the purchase price allocated to goodwill and other assets and liabilities. The actual adjustments may be materially different from those reflected in the unaudited pro forma adjustments presented herein.

The unaudited pro forma stockholders’ equity is qualified by the statements set forth above and below and should not be considered indicative of the market value of First Niagara’s common stock or the actual or future results of operations of First Niagara for any period. Actual results may be materially different than the pro forma statement of financial condition presented.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition*

As of September 30, 2011

		HSBC Acquisition
	First Niagara historical	Assets acquired and liabilities (1) assumed	Purchase accounting adjustments		Balance sheet restructuring and branch divestitures		First Niagara pro forma
	(in thousands)
Assets:
Cash and investment securities	$11,844,165	$12,286,000	$(990,000	) (2)	$(7,604,000	) (7)	$15,536,165
Loans held for sale	79,820	—	—		—		79,820
Loans	16,365,366	2,459,000	(42,000	) (3)	(489,000	) (8)	18,293,366
Less: Allowance for loan losses	112,749	—	—		—		112,749

Net loans and leases	16,252,617	2,459,000	(42,000)		(489,000)		18,180,617
Bank-owned life insurance	416,449	—	—		—		416,449
Premises and equipment, net	303,634	100,000	—		40,000	(9)	443,634
Goodwill	1,710,311	—	765,000	(4)	(94,000	) (10)	2,381,311
Other identifiable intangibles, net	102,317	—	269,000	(5)	(74,000	) (11)	297,317
Other assets	500,194	—	—		2,000	(12)	502,194

Total assets	31,209,507	14,845,000	2,000		(8,219,000)		37,837,507

Liabilities and Stockholders’ Equity:
Deposits	19,624,177	14,845,000	2,000	(6)	(4,000,000	) (13)	30,471,177
Borrowings	7,085,343	—	—		(4,979,000	) (14)	2,106,343
Other liabilities	499,312	—	—		—		499,312

Total liabilities	27,208,832	14,845,000	2,000		(8,979,000)		33,076,832
Stockholders’ equity	4,000,675	—	—		760,000	(15)	4,760,675

Total liabilities and stockholders’ equity	$31,209,507	$14,845,000	$2,000		$(8,219,000)		$37,837,507

(See “Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information” on following pages)

*	Numerical notes are included within Note B, below.

Notes To The Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition

Note A—Basis of Presentation. The unaudited pro forma combined condensed consolidated statement of financial condition and explanatory notes show the impact on First Niagara’s historical statement of financial condition resulting from the HSBC Acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the assets acquired and liabilities assumed of HSBC are recorded by First Niagara at their respective fair values on the date the HSBC merger was completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of First Niagara as of September 30, 2011 and the acquired HSBC Branches as of August 31, 2011, and assumes that the HSBC Acquisition was completed on September 30, 2011.

As the branch acquisition is recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit, and no allowance for loan losses is carried over to First Niagara’s statement of financial condition.

Note B—Pro Forma Adjustments. The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

(1)	Represents the assets acquired and liabilities assumed in the HSBC Acquisition as of August 31, 2011.

(2)	Represents the estimated deposit premium paid for the HSBC Branches of 6.67% of deposit balances at transaction close.

(3)	Represents the estimated fair value adjustment to loans, which includes a 3% credit mark and an interest rate mark. Accordingly, any existing HSBC allowance for loan losses is not carried over.

(4)	Represents adjustments to goodwill resulting from recording the assets and liabilities of HSBC at fair value.

(5)	Represents the recognition of the fair value of a core deposit intangible asset associated with the deposit liabilities assumed.

(6)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustment of the certificate of deposit liabilities.

(7)	Represents the pay down of wholesale borrowings of approximately $5.3 billion, the net cash outflow of approximately $3.3 billion related to the divested loans and deposits (which reflects an expected 4% premium received by us on the divested deposits), capital expenditures and restructuring charges of approximately $0.1 billion and approximately $1.1 billion in estimated proceeds from this offering of common stock ($450 million) and the expected offerings of perpetual non-cumulative preferred stock ($350 million) and subordinated notes ($300 million).

(8)	Represents the sale of loans in connection with the estimated divestiture of certain branch locations.

(9)	Represents anticipated capital expenditures for occupancy, technology, and communications net of the premises and equipment for divested locations.

(10)	Represents the elimination of the goodwill allocated to the divested branches.

(11)	Represents the elimination of the core deposit intangible allocated to the divested deposits.

(12)	Represents the deferred financing costs related to the expected subordinated notes offering.

(13)	Represents the anticipated reduction in deposits resulting from branch divestitures and other possible adjustments. We expect net acquired deposits of approximately $10.8 billion upon the closing of the HSBC Acquisition and the estimated divestitures.

(14)	In connection with the HSBC Acquisition, we represent the net impact of paying down approximately $5.3 billion in wholesale borrowings and the expected issuance of $300 million in subordinated notes.

(15)	The increase represents the net proceeds from this offering of common stock and from the expected offering of perpetual non-cumulative preferred securities and the after-tax impact of approximately $15 million in restructuring charges reported at the closing of the HSBC Acquisition.

Impact of the HSBC Acquisition on Operating Performance

The following discussion represents our current assessment of the incremental impact of the HSBC Acquisition on our operating performance. Numerous factors, including factors outside our control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As such, there can be no assurance that the effects of the HSBC Acquisition will meet our expectations. See “Forward Looking Statements” and “Risk Factors—Risks Relating to the HSBC Acquisition.”

Significant Assumptions. In addition to the assumptions stated below, we made the following assumptions in arriving at the current assessment of the incremental impact of the HSBC Acquisition on our operating performance discussed in this prospectus supplement: (i) the outlook for regional and national economic conditions and interest rates will remain relatively stable, (ii) customers located in the markets served by the HSBC Branches have similar needs and desires as our current customers in our New York markets, (iii) run-off of non-certificate deposits to be acquired in the HSBC Acquisition will occur shortly following consummation of the HSBC Acquisition and run-off of certificates of deposit will occur at their scheduled maturity dates, (iv) we will be able to re-price the deposits from the HSBC Acquisition to rates more consistent with both current market rates and First Niagara Bank’s existing rates and (v) the cost to operate the HSBC Branches will be consistent with our current expectations. While we believe these assumptions and the other assumptions stated throughout this section are reasonable, there can be no assurance that actual results will be consistent with these assumptions.

Net Interest Income. Upon consummation of the HSBC Acquisition, First Niagara Bank is expected to assume, after estimated divestitures, approximately $10.8 billion in deposit liabilities and acquire approximately $2.0 billion in loans and approximately $7.9 billion in cash. In addition, we expect to receive approximately $1.1 billion in estimated proceeds from this offering of common stock ($450 million) and expected offerings of perpetual non-cumulative preferred stock ($350 million) and subordinated notes ($300 million). The cash from the HSBC Acquisition will largely be used to repay approximately $5.3 billion in wholesale borrowings and, together with the proceeds from the offerings, to purchase investment securities and fund additional loan growth.

Upon transaction close and after divestitures, we expect to acquire approximately $2.0 billion in loans, including accrued interest receivable. The net acquired portfolio will consist of small business, residential and consumer loans (including home equity loans, home equity lines of credit and credit cards). The following table highlights the net acquired loans by type and estimated weighted average yield, as of August 31, 2011.

	Balance	Yield
	(in millions)
Consumer	$438.1	14.0%
Residential	458.0	5.1
Home equity loans and lines	669.4	4.0
Commercial loans	340.7	5.8
Commercial credit cards	55.9	7.5

Total Loans	$1,962.1	6.9%

We anticipate the loan balance at the HSBC Branches, after estimated divestitures and consolidations to grow by approximately $100 million to $200 million in 2012.

The composition of the investment portfolio and its ability to provide a competitive yield while not compromising our asset/liability management, liquidity, credit and investment policies and characteristics is an important component of the HSBC Acquisition.

We estimate that we will initially have approximately $9.0 billion of cash, after divestitures, in order to repay approximately $5.3 billion in borrowings, and the remainder will be invested in securities and used to fund loan growth. We expect to purchase approximately $900 million of consumer loan asset-backed securities; $900 million of commercial mortgage-backed securities; $900 million of collateralized loan obligations; $550 million of corporate bonds; and smaller quantities of agency mortgage-backed securities, U.S. Treasury obligations, municipal securities, agency debt and non-agency mortgage-backed securities. We began purchasing these securities in the fourth quarter of 2011. It is anticipated that the weighted average rating will be AA, with 85% of the securities purchased being above investment grade (BBB–). We expect that the average risk-weighting for regulatory capital purposes of the securities portfolio will increase to approximately 21%, from approximately 15% at September 30, 2011.

Following transaction close and after divestitures, we expect to assume approximately $10.8 billion in deposits, including accrued interest payable. The impact of the HSBC Acquisition on interest expense is expected to include interest expense of the HSBC Branches’ deposits, which had an average cost of approximately 0.39%. It is anticipated that approximately 5%–6% of total deposits assumed, after divestitures, will run-off prior to or in the nine-month period following the closing of the Transactions. Nonetheless, we believe that our product and services offerings are comparable to those offered by HSBC and that we will be able to provide a similar level of service to the customers acquired. The following table summarizes the net deposits assumed by type and estimated weighted average interest rates as of August 31, 2011.

	Balance	Rate
	(in millions)
Interest bearing	$5,991.5	0.33%
Noninterest bearing	436.3	—
Certificates	1,077.7	0.53

Total deposits excluding public and online savings	7,505.5	0.34
Public	2,052.6	0.29
Online savings	1,286.9	0.80

	$10,845.0	0.39%

We expect the net interest margin of the HSBC Branches to be in a range of 4.00% to 4.50% after giving effect to, among other factors, an anticipated yield of approximately 3.5% on the investment securities purchased in connection with the Transactions. Also, by replacing $5.3 billion of wholesale funding with the funding provided by the deposits from the HSBC Acquisition, we anticipate lowering our funding by 90 – 100 basis points on this amount. This range of net interest margin we realize will depend on the prevailing level of interest rates, the yields we earn on the existing loan portfolio and new originations, the rates we pay on the existing deposit portfolio and new deposits and the yields we earn on the securities portfolio.

Provision for Credit Losses. Since we will record all acquired loans at their fair value on the acquisition date, we expect future additions to the allowance for credit losses related to such loans will be minimal for the foreseeable future to the extent that the estimates of fair value are accurate. In addition, at closing, under the terms of the Purchase Agreement, First Niagara Bank will not receive any loans that are 60 days or more delinquent, subject to certain exceptions. After the HSBC Acquisition, actual provision expense will be based on numerous factors, including the state of the national and regional economies, local real estate values, and trends in our nonperforming loans, delinquencies and charge-offs. We expect to maintain a reserve ratio of 1.2% for newly originated loans related to the HSBC Acquisition.

Noninterest Income. We expect that noninterest income related to the HSBC Acquisition will equate to approximately 0.80%–0.90% of net retained average total deposits. Additional opportunities exist for further improvements in noninterest income through improved penetration for insurance sales, investment product sales, employee benefits consulting and lending activities.

Noninterest Expense. We expect that noninterest expense related to the HSBC Acquisition will equate to approximately 1.40% of net retained average total deposits, excluding intangible amortization. We expect the operating expenses to be a combination of the following: (i) the cost to operate each individual branch, which is a combination of branch employees and other standard branch maintenance functions, (ii) FDIC deposit insurance premiums, (iii) expenses associated with the centralization of support functions and costs incurred to expand and enhance the services, products and support provided to the HSBC Branches’ customers, (iv) marketing expenses to develop strong brand awareness in the markets in and around the HSBC Branches, and (v) depreciation expense associated with capitalizable expenses for technology investments, facility costs and signage, which is expected to range between $5.0 million to $6.0 million per year.

In addition, there will be non-cash charges associated with amortization of the core deposit intangible and depreciation of capitalized one-time expenses. The core deposit intangible resulting from the HSBC Acquisition is expected to be amortized utilizing an accelerated method over a period of approximately eight years for GAAP purposes and the straight-line method over fifteen years for tax purposes. The core deposit intangible is expected to be 2.0% of core deposits (total deposits less certificates of deposit), and the amortization of the core deposit intangible is estimated to be $45 million in the first twelve months following the HSBC Acquisition.

There will be approximately $150.0 million to $175.0 million of pre-tax merger and integration expenses that cannot be capitalized and will impact our reported earnings during 2012.

Income Taxes. We estimate that the marginal tax rate that results from the HSBC Branches will be approximately 35%. The goodwill generated by the transaction will be deducted and amortized for tax purposes over 15 years utilizing the straight line method.

Certain Forward-Looking Financial Information. We have summarized below our current expectations of certain forward-looking financial information after giving effect to the Transactions. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including the important factors listed under “Forward-Looking Statements,” and, accordingly, there can be no assurance that the effects of the Transactions will align with our current expectations. The information set forth below giving effect to the Transactions assumes that the Company’s operating earnings growth on a stand-alone basis (that is, without taking into account the impact of the Transactions) would be in the mid-single-digit percentage per year range during relevant periods.

•

Pro Forma Operating EPS. The current mean of analysts’ estimates of the Company’s 2012 earnings per share, as reflected in data published by the Institutional Broker’s Estimate System, or “I/B/E/S”, assumes a lower loan loss provision and amortization of our core deposit intangible, and a more optimistic efficiency ratio, than we anticipate. Adjustment for those factors would reduce the I/B/E/S 2012 estimate of the Company’s earnings per share by approximately 6% to 7%.

•

Accretion. While we expect the Transactions to be approximately 1% to 2% dilutive to the Company’s operating earnings per share in 2012, we expect them to be approximately 4% and 9% accretive to the Company’s operating earnings per share in 2013 and 2014, respectively. Operating earnings is a Non-GAAP measure calculated as net income without adjustment for (that is, plus) non-recurring expenses related to acquisitions, integration and restructurings.

•

ROATCE and ROAA. We expect that, for 2013 (the first full year after anticipated consummation of the Transactions), the Company’s return on average tangible common equity (that is, operating earnings divided by average tangible common equity) will be approximately 18% and the Company’s return on average assets (that is, operating earnings divided by total average consolidated assets) will be approximately 1.00%. Operating earnings and tangible common equity are Non-GAAP measures. Operating earnings is described above. Tangible common equity consists of common stock and related capital surplus and retained earnings less goodwill and other intangible assets.

•

IRR. We anticipate an internal rate of return from the HSBC Acquisition, after giving effect to anticipated divestitures and expected pay down of wholesale borrowings, of approximately 16%. Our calculation of the Company’s anticipated internal rate of return, like calculations of internal rates of return for transactions generally, is a Non-GAAP measure that does not have a direct analogy under generally accepted accounting principles. Generally described, we calculated the Company’s anticipated internal rate of return for the HSBC Acquisition by calculating the discount rate that would set the net present value of the HSBC Acquisition’s incremental time-weighed cash flows to zero. These cash flows consist of an initial equity injection into the net acquired HSBC balance sheet (regarded as a standalone entity) and subsequent dividend payments to maintain a tangible common equity to tangible asset ratio of 6%, the resulting investment proceeds from this cash injection, the resulting expense savings provided from the $5.3 billion in expected pay down of wholesale borrowings and the expected net income contribution from the HSBC Acquisition. The subsequent terminal value in the calculation uses a forward price-to-earnings multiple of 12.

•

Tangible Book Value Per Common Share. We anticipate that, immediately after the closing of the Transactions, the Company’s tangible book value per common share will be approximately $5.25. Tangible book value per common share is a Non-GAAP measure calculated as tangible common equity (as described above) divided by the number of outstanding shares of common stock. We anticipate that, taking into account internal generation of capital (including resulting from the reduction in our quarterly common stock dividend from $0.16 to $0.08 per share described elsewhere in this prospectus supplement), the dilution in First Niagara’s tangible book value per common share resulting from the Transactions, all else being equal, will be eliminated in less than five years, with a compound annual growth rate in our tangible book value averaging 16% per annum through 2014.

The Acquisition of NewAlliance Bancshares, Inc.

On August 18, 2010, we entered into a merger agreement to acquire NewAlliance and its wholly-owned subsidiary, NewAlliance Bank. On April 15, 2011, we completed the NewAlliance Acquisition. The cash and stock transaction was valued at approximately $1.5 billion based on First Niagara’s closing stock price of $14.00 as of April 15, 2011. As a result of the NewAlliance Acquisition, we acquired 88 bank branches across eight counties from Greenwich, Connecticut to Springfield, Massachusetts.

NewAlliance’s unaudited financial statements as of and for the quarters ended March 31, 2011 and March 31, 2010, and its audited annual financial statements as of December 31, 2010 and December 31, 2009 and for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008, are incorporated by reference in this prospectus supplement. Unaudited pro forma combined condensed consolidated financial statements reflecting the NewAlliance Acquisition, as well as the Harleysville acquisition, as of and for the quarter ended March 31, 2011 and as of and for the year ended December 31, 2010 are also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Perpetual Non-Cumulative Preferred Stock and Subordinated Notes Offerings

Subject to market conditions, we expect to commence one or more separate registered public offerings of $350 million aggregate liquidation preference of perpetual non-cumulative preferred stock and $300 million aggregate principal amount of subordinated notes in the near future. The shares of our perpetual non-cumulative preferred stock and our subordinated notes will be offered pursuant to separate prospectus supplements. The closing of this offering of common stock is not conditioned upon the closing of our offerings of perpetual non-cumulative preferred stock or subordinated notes.

Change in Common Stock Dividend Policy

On December 6, 2011, First Niagara announced that its Board of Directors intends to reduce the quarterly cash dividend on its common stock to $0.08 per share commencing with the first quarter of 2012, compared to the $0.16 per share that has been paid in recent quarters. As a result of these actions, we believe First Niagara will have in excess of eight quarters of cash liquidity, without reliance on First Niagara Bank dividends. The lower dividend payout will preserve approximately $110 million of First Niagara’s capital during 2012, accelerating the build of its capital ratios following the consummation of the HSBC Acquisition. The lower dividend payment could adversely affect the market price of our common stock.

USE OF PROCEEDS

We expect net proceeds of this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase an additional             shares of common stock in full).

We intend to use the net proceeds of this offering to consummate the HSBC Acquisition and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the issuance and sale of $450,000,000 aggregate offering price of the shares of common stock offered hereby and (ii) the expected issuance and sale of $350,000,000 aggregate liquidation preference of perpetual non-cumulative preferred stock and $300,000,000 aggregate principal amount of subordinated notes (the closing of this offering of common stock is not conditioned upon the closing of our offerings of perpetual non-cumulative preferred stock or subordinated notes); and

•

on an as further adjusted basis to give effect to the consummation of the HSBC Acquisition, including our expected use of cash acquired in the HSBC Acquisition to pay down $5.3 billion of wholesale borrowings.

The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus and in conjunction with the Unaudited Pro Forma Combined Condensed Statement of Financial Condition as of September 30, 2011 and the related notes contained in this prospectus supplement above under “Recent Developments—The Acquisition of the HSBC Branches—Unaudited Pro Forma Financial Information Relating to the HSBC Acquisition.”

	As of September 30, 2011
	(unaudited) ($ in thousands)
	Actual	As Adjusted	As Further Adjusted
Short term debt
FHLB advances	$464,082	$464,082	$164,082
Repurchase agreement	692,629	692,629	692,629

Total short term debt	1,156,711	1,156,711	856,711

Long term debt
6.75% senior notes due 2020	296,946	296,946	296,946
FHLB advances	2,660,142	2,660,142	460,142
Repurchase agreement	2,841,117	2,841,117	62,117
Subordinated notes (1)	—	300,000	300,000
Other borrowings	130,427	130,427	130,427

Total long term debt	5,928,632	6,228,632	1,249,632

Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued and outstanding on an actual basis and 14,000,000 shares issued and outstanding on an as adjusted basis and an as further adjusted basis (2)	—	338,015	338,015
Common stock, $0.01 par value, 500,000,000 shares authorized; 309,090,281 shares issued and outstanding as of September 30, 2011 on an actual basis and 359,648,594 shares issued and outstanding on an as adjusted basis and an as further adjusted basis (3)	3,091	3,597	3,597

Additional paid-in capital	3,759,945	4,194,244	4,194,244
Retained earnings	363,376	363,376	363,376
Accumulated other comprehensive income	89,690	89,690	89,690
Common stock held by ESOP, 2,421,176 shares	(19,481)	(19,481)	(19,481)
Treasury stock, at cost, 14,192,407 shares	(195,946)	(195,946)	(195,946)

Total stockholders’ equity	4,000,675	4,773,495	4,773,495

Total capitalization	$11,086,018	$12,158,838	$6,879,838

(1)	Assumes that $300,000,000 aggregate principal amount of the subordinated notes are sold in the expected subordinated notes offering at a price to public of 100% per note and that the net proceeds thereof are approximately $298 million after deducting underwriting discounts and commissions and our estimated offering expenses.
(2)	Assumes that 14,000,000 shares of the preferred stock are sold in one or more preferred stock offerings at $25 per share and that the net proceeds thereof are approximately $338 million after deducting underwriting discounts and commissions and our estimated offering expenses.
(3)	Assumes that 50,618,673 shares of our common stock are sold in this offering at $8.89 per share, which is the last reported sale price of our common stock on December 2, 2011, and that the net proceeds thereof are approximately $435 million after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters’ option to purchase additional shares is exercised in full, common stock and additional paid-in capital will increase to $3.6 million and $4.2 billion, respectively, on as adjusted and an as further adjusted basis.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NASDAQ Global Select Market, or “NASDAQ,” under the trading symbol “FNFG.” As of December 2, 2011, there were 294,897,345 shares of our common stock issued and outstanding. As of December 5, 2011, there were 25,882 stockholders of record. The following table provides the high and low sale prices per share of common stock during the periods indicated, as reported on NASDAQ, and dividends paid per share of common stock during such prior periods.

	Share Prices		Cash Dividends Per Share
	High	Low
2011
Fourth Quarter (through December 2, 2011)	$9.99	$8.22	$0.16
Third Quarter	13.59	9.15	0.16
Second Quarter	14.54	13.02	0.16
First Quarter	15.10	13.54	0.16

2010
Fourth Quarter	$14.40	$11.51	$0.15
Third Quarter	13.79	11.23	0.14
Second Quarter	14.88	12.25	0.14
First Quarter	14.86	13.00	0.14

2009
Fourth Quarter	$14.47	$12.40	$0.14
Third Quarter	14.06	10.73	0.14
Second Quarter	14.23	10.53	0.14
First Quarter	16.32	9.48	0.14

The amount of future dividends, if any, will depend on earnings, financial condition, capital requirements and other factors, and will be determined by our Board of Directors on a quarterly basis. On December 6, 2011, First Niagara announced that it expects to reduce its quarterly cash dividend to $0.08 per share. We cannot assure you that this dividend will not be reduced further, or eliminated, in the future. See “Risk Factors—You may not receive dividends on the common stock.”

The last reported sale price per share of our common stock on December 2, 2011, as reported by NASDAQ, was $8.89.

REGULATORY MATTERS

As a bank holding company, we are subject to regulation and supervision by the Federal Reserve, which has enforcement authority over us. Among other responsibilities, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a risk to First Niagara Bank. The Federal Reserve examines us periodically and prepares reports for the consideration of our Board of Directors on any operating deficiencies that they may identify. While the Federal Reserve historically has expected bank holding companies to act as a source of strength to their bank subsidiaries, effective July 21, 2011, we are required by the Dodd-Frank Wall Street Reform and Consumer Protection Act to act as a source of strength for First Niagara Bank and for any other depository institution subsidiary of ours in the future.

First Niagara Bank is examined and supervised by the OCC, the Bureau of Consumer Financial Protection and, to a lesser extent, the FDIC. First Niagara Bank is a member of, and owns stock in, the Federal Home Loan Bank (“FHLB”) of New York and also owns stock in each of the FHLB of Pittsburgh and FHLB of Boston, each of which is one of the 12 regional banks in the Federal Home Loan Bank System. First Niagara Bank is also regulated, to a lesser extent, by the Federal Reserve with respect to reserves it is required to maintain against deposits and other operational matters.

Our relationships with our depositors, borrowers and other customers are also regulated to a great extent by both federal and state laws and agencies, especially in matters concerning consumer protection, privacy, anti-money laundering and the ownership of deposit accounts.

There are numerous governmental requirements and regulations that affect our business activities. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to First Niagara, please refer to our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011, June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011) and September 30, 2011, all incorporated by reference in this prospectus supplement, and any subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the OCC and the FDIC, among other factors. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business.

DESCRIPTION OF THE CAPITAL STOCK

The following section is a summary and does not describe every right, term or condition of owning our capital stock. We urge you to read our restated certificate of incorporation, bylaws and the Delaware General Corporation Law (“DGCL”) because they describe your rights as a holder of our capital stock. We have filed our restated certificate of incorporation in the Current Report on Form 8-K filed with the SEC on April 27, 2011 and our bylaws on our Current Report on Form 8-K filed with the SEC on September 23, 2010. See “Where You Can Find More Information.” The information in this prospectus supplement is qualified in all respects by reference to the provisions of our restated certificate of incorporation, bylaws and the DGCL.

As of the date of this prospectus supplement, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of December 2, 2011, there were 294,897,345 shares of our common stock issued and outstanding. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. As of the date of this prospectus supplement, First Niagara has no outstanding shares of preferred stock. Subject to market conditions, we expect to commence one or more separate registered public offerings of $350 million aggregate liquidation preference of perpetual non-cumulative preferred stock in the near future.

Our common stock is traded on NASDAQ. The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Our common stock represents non-withdrawable capital, is not an account of an insurable type, and is not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Common Stock

Dividends. We may pay dividends out of statutory surplus or from net earnings if, as and when declared by our Board of Directors. The payment of dividends by us is subject to limitations that are imposed by law and applicable regulations, as well as policies of the Federal Reserve. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue shares of preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Voting rights. The holders of our common stock have exclusive voting rights with respect to First Niagara Financial Group, Inc. They elect our Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by our Board of Directors. Each holder of common stock is entitled to one vote per share, except that in no event will any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. Each holder of common stock will not have any right to cumulate votes in the election of directors. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

Liquidation. In the event of liquidation, dissolution or winding up of First Niagara Financial Group, Inc., the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets that are available for distribution. Holders of future issuances of preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with such preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of our common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Certain Provisions of Our Restated Certificate of Incorporation and Bylaws

The following discussion is a general summary of the material provisions of our restated certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in our restated certificate of incorporation and bylaws, reference should be made in each case to the document in question.

Our restated certificate of incorporation and bylaws contain certain provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our Board of Directors or management more difficult.

Directors. Our Board of Directors is in the process of being declassified. Commencing with the Board’s class of directors standing for election at the 2012 annual meeting, directors will stand for election for one year terms, expiring at the next succeeding annual meeting of stockholders. The Board’s class of directors whose term ends in 2014 and the class of directors whose term ends in 2013 will continue to hold office until the end of the terms for which they are elected and will stand for election for one year terms thereafter. Commencing in 2014, all directors will be elected on an annual basis. In all cases, each director will hold office until his or her successor has been elected and qualified.

The bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on call of special meetings. Our restated certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of cumulative voting. Our restated certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of voting rights. Our restated certificate of incorporation provides that in no event will any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Restrictions on removing directors from office. Our restated certificate of incorporation provides that directors may only be removed by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of voting rights”).

All directors serving terms to which they were elected prior to the 2012 annual meeting until the completion of their terms are only removable for cause. Consistent with Delaware law for corporations without classified boards, directors elected at the annual meeting of stockholders in 2012 and thereafter will be removable with or without cause. The vote required to remove directors will remain the same, i.e., 80% of the voting power of the outstanding shares entitled to vote generally in the election of directors.

Authorized but unissued shares. We have authorized but unissued shares of common and preferred stock. Our restated certificate of incorporation authorizes 50,000,000 shares of serial preferred stock. We are authorized to issue preferred stock from time to time in series subject to applicable provisions of law, and our Board of Directors is authorized to fix the designations, preferences, powers and rights, if any, and any qualifications, limitations or restrictions thereof, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of First Niagara that is not approved by our Board of Directors, it may be possible for our Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such transaction. Accordingly, an effect of the possible issuance of preferred stock may be to deter a future attempt to gain control of First Niagara.

Amendments to restated certificate of incorporation and bylaws. Amendments to our restated certificate of incorporation must be approved by our Board of Directors and also by a majority of the outstanding shares of our voting stock, provided that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions, including:

•	The limitation on voting rights of persons who directly or indirectly offer to acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara;

•	The inability of stockholders to act by written consent;

•	The inability of stockholders to call special meetings of stockholders;

•	The division of our Board of Directors into three staggered classes, subject to the declassification process, as described under “—Directors”, above;

•	The ability of our Board of Directors to fill vacancies on our Board;

•

The requirement that at least 80% of stockholders must vote to remove directors, and can only remove the currently classified directors for cause, as described under “—Restrictions on removing directors from office”, above; and

•	The ability of our Board of Directors to amend and repeal our bylaws.

Our bylaws may be amended by the affirmative vote of two-thirds of our Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Change of Control Regulations. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person (or persons acting in concert) acquires the ownership, control or holding of the power to vote of 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior non-objection of the Federal Reserve would be required before any person could acquire 10% or more of the common stock of First Niagara.

The Bank Holding Company Act provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve.

Pursuant to Federal Reserve regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting securities, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company. Accordingly, the prior approval of the Federal Reserve under the Bank Holding Company Act would be required (a) before any bank holding company could acquire more than 5% of the common stock of First Niagara and (b) before any other company could acquire 25% or more of the common stock of First Niagara.

An acquisition of control of a bank that requires the prior approval of the Federal Reserve under the Bank Holding Company Act is not subject to the notice requirements of the Change in Bank Control Act.

MATERIAL UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	A nonresident alien individual;

•	A foreign corporation; or

•	An estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments made to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury Department regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain On Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•

you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist, or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes and, so long as our common stock continues to be regularly traded on an established securities market, you held, directly or indirectly, at any time during the shorter of the five-year period ending on the date of disposition or your holding period, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a non-U.S. holder described in the first bullet point immediately above you will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above you will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under the Hiring Incentives to Restore Employment Act of 2010, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of common stock that can produce U.S.-source dividends. Internal Revenue Service guidance issued in July 2011 indicates that regulations will be promulgated that will provide that withholding will only be made to payments of dividends made on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2015.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury Department regulations, or

•	you otherwise establish an exemption.

However, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury Department regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if, at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities offered hereby. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of the securities offered hereby by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the securities offered hereby are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of the securities offered hereby. These exemptions include, without limitation, PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the securities offered hereby should not be acquired by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the securities offered hereby or any interest therein will be deemed to have represented by its acquisition of the securities offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition of the securities offered hereby will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the securities offered hereby on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of the securities issued hereby have exclusive responsibility for ensuring that their purchase of securities offered hereby do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any securities offered hereby to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Goldman, Sachs & Co. is the global coordinator of this offering and the representative of each of the underwriters named below. Goldman, Sachs & Co., Sandler O’Neill & Partners, L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Keefe, Bruyette & Woods, Inc. are acting as joint book-running managers of this offering. Subject to the terms and conditions of the underwriting agreement between us and the representative on behalf of the several underwriters, we have agreed to issue and sell             shares of our common stock, and the underwriters through their representative have severally, but not jointly, agreed to purchase from us the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Goldman, Sachs & Co
Sandler O’Neill & Partners, L.P
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Keefe, Bruyette & Woods, Inc

Total

Subject to the conditions precedent specified in the underwriting agreement, the underwriters are obligated to take and pay for all of the shares of common stock offered if any shares of the common stock are taken. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

The underwriters are also offering the shares of common stock, subject to prior sale, when, as and if issued and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to              additional shares of common stock within 30 days after the date of this prospectus supplement at the public offering price less the underwriting discount and commissions set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional common stock in proportion to their respective initial purchase amounts.

Underwriting Discounts and Commissions and Offering Expenses

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by First Niagara with respect to shares offered hereby. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Full exercise
Per Share	$	$
Total	$	$

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement before deducting our expenses. We estimate that we will pay approximately $570,000 for expenses, excluding underwriting discounts and commissions.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “FNFG.”

No Sales of Similar Securities

First Niagara and its directors and executive officers have entered into lock up agreements with the underwriters. Under these agreements, we and each of these persons may not, subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans.

Indemnification and Contribution

We have agreed to indemnify the several underwriters and their respective affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to the payments the underwriters (and their respective affiliates and controlling persons) may be required to make in respect of those liabilities.

Price Stabilization and Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriter, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Affiliations with Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P., advised us in connection with the HSBC Acquisition and will receive customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The underwriters intend to offer the shares of our common stock for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the shares of our common stock for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by First Niagara of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to First Niagara; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Sullivan & Cromwell LLP and certain legal matters in connection with the shares will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP.

EXPERTS

Our consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, included in our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of NewAlliance Bancshares, Inc. included in First Niagara Financial Group, Inc.’s Current Report on Form 8-K dated April 15, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harleysville National Corporation and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference herein, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

First Niagara Financial Group, Inc.

Common Stock

Preferred Stock

Depositary Shares

Senior Debt Securities

Subordinated Debt Securities

Purchase Contracts

Units

Warrants

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. Our common stock is listed on the NASDAQ Global Select Market under the symbol “FNFG.”

Investing in our securities involves risks. See “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated herein by reference, in any of our subsequently filed quarterly and current reports that are incorporated herein by reference and in any applicable prospectus supplement.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated September 19, 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and the accompanying prospectus supplement together are an offer to sell only the securities offered hereby and thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and accompanying prospectus supplement is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, common stock, preferred stock, depositary shares representing interests in preferred stock, senior debt securities, subordinated debt securities, purchase contracts, units and warrants.

Each time we sell securities we will provide a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “First Niagara”, “we”, “us”, “our” or similar references mean First Niagara Financial Group, Inc.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov and on our website at https://www.fnfg.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference in this prospectus, information on those websites is not part of this prospectus.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 (as amended by the Form 10-Q/A filed on September 7, 2011);

•

Current Reports on Form 8-K filed on the following dates: March 16, 2010, January 31, 2011, March 11, 2011, March 24, 2011, April 6, 2011, April 15, 2011 (as amended July 1, 2011), April 19, 2011, April 27, 2011 (as amended May 27, 2011), August 1, 2011, August 8, 2011 and September 19, 2011.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K, including those listed above, is not incorporated herein by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Investor Relations Department

(716) 625-8673

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates of those documents.

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RATIOS OF EARNINGS TO FIXED CHARGES AND

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividend requirements for each of the periods indicated is as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	2.70	3.00	3.57	3.18	3.38	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.93	1.76	1.62	1.81

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	2.70	3.00	3.57	2.06	3.23	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.54	1.73	1.62	1.81

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by combined fixed charges and preferred stock dividend requirements, respectively. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”), on November 21, 2008, we had had no preferred shares outstanding during the period presented. The Series A Preferred Stock was redeemed on May 27, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2006, 2007 and 2010.

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USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Sullivan  & Cromwell LLP. Any underwriters will be represented by their own legal counsel.

EXPERTS

Our consolidated statements of condition as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, and changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, included in our 2010 Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of NewAlliance Bancshares, Inc. included in our Current Report on Form 8-K dated April 15, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Harleysville National Corporation and its subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

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            Shares

First Niagara Financial Group, Inc.

Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.

Global Coordinator

Sandler O’Neill + Partners, L.P.

BofA Merrill Lynch

Keefe, Bruyette & Woods